UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 21 June 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X              Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                 No X

Issued by Harmony Gold
Mining Company Limited

21 June 2010

For more details contact:

Marian van der Walt
Executive : Corporate and
Investor Relations

on +27 (0)82 888 1242

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE: HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228

Fatality at Harmony’s Phakisa mine
Johannesburg. Monday, 21 June 2010. Harmony Gold Mining Company Limited
regrets to announce that a rockfall accident occurred at its Phakisa mine in the Free
State on Saturday morning, 19 June 2010, which resulted in the death of an employee.

The incident occurred at approximately 7:00 on Saturday in a working place end some 2,100 metres below surface.

Management together with the representatives of the Department of Mineral
Resources commenced investigations into the incident.

Harmony’s Chief Executive, Graham Briggs and his management team, express their sincere condolences to the family of the deceased and those affected by the incident.

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: June 21, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director